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                             May 8, 2024

       Neil Maresky
       Chief Executive Officer
       Pysence Biomedical Ltd.
       21 Richmond Street West
       Penthouse Suite 1300
       Toronto, Ontario MK5 2K1

                                                        Re: Pysence Biomedical
Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed May 7, 2024
                                                            File No. 333-276973

       Dear Neil Maresky:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 29, 2024, letter.

       Amendment No. 2 to Form F-1 filed May 7, 2024

       Cover Page

   1. We note your response to our prior comment 1 and we reissue the comment. Please revise the cover page to
disclose the total potential profit each selling securityholder would realize on an
individual basis, expressed as a dollar amount, based on the current trading price of the common
shares.


              Please contact Tamika Sheppard at 202-551-8346 or Laura Crotty at 202-551-7614 with any other questions.
 Neil Maresky
Pysence Biomedical Ltd.
May 8, 2024
Page 2
                                       Sincerely,
FirstName LastNameNeil Maresky
                                       Division of Corporation Finance
Comapany NamePysence Biomedical Ltd.
                                       Office of Life Sciences
May 8, 2024 Page 2
cc:       Ben Reichel
FirstName LastName